03 SEP 29 AM 7:21

SEGA®

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

September 24, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

SUPPL

03032316

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice Regarding SEGA's R&D Studio Reorganization

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

S. Yamazaki

Shoichi Yamazaki
Officer

dlw 9/29

September 24, 2003
SEGA CORPORATION
Hisao Oguchi
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Notice Regarding SEGA's R&D Studio Reorganization

At the board of director of the Company held in September 24, 2003, the Company made the details of its R&D studios' reorganization plan announced in July 30, 2003.

1. Company Name: Two companies' official names were decided. (Both were tentative as of the previous announcement)

Tentative Names as of July 30, 2003	Official Names
Wow Works Co., Ltd.	SEGA WOW, INC
Cinematic Online Games Co., Ltd.	DigitalRex Co., Ltd.

2. Other Information

Regarding the reorganization through merger, its merger ratio would be based on market value.

(Reference)

1	Company Name	SEGA WOW, INC.
2	Business	R&D of Game Software
3	Date of Incorporation	April 21, 2000
4	Address	23-23 Ebisu 1-chome, Shibuya-ku, Tokyo
5	President	Rikiya Nakagawa
6	Paid-in Capital	¥140 million
7	Number of Employees	233
8	Principle Shareholder and its Equity ownership percentage	SEGA CORPORATION, 100%
9	Relation with SEGA	Development of Game Software on Commission

1	Company Name	DigitalRex Co., Ltd.
2	Business	R&D of Game software
3	Date of Incorporation	October 1, 2003
4	Address	2-12 Haneda 1-chome, Ohta-ku, Tokyo
5	President	Yu Suzuki
6	Paid-in Capital	¥100 million
7	Number of Employees	27
8	Principle Shareholder and its Equity ownership percentage	SEGA CORPORATION, 100%
9	Relation with SEGA	Development of Game Software on Commission

End